UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number: 1-31552
CUSIP Number: 87163L-10-3

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	October 31, 2008

     ☐ Transition Report on Form 10-K
     ☐ Transition Report on Form 20-F
     ☐ Transition Report on Form 11-K
     ☐ Transition Report on Form 10-Q
     ☐ Transition Report on Form N-SAR
     For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I
REGISTRANT INFORMATION
SMITH & WESSON HOLDING CORPORATION

Full Name of Registrant

Former Name if Applicable
2100 ROOSEVELT AVENUE

Address of Principal Executive Office (Street and Number)
SPRINGFIELD, MA 01104

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Smith & Wesson Holding Corporation (the “Registrant”) requires additional time to file its Quarterly Report on Form 10-Q for the quarter ended October 31, 2008 (the “Report”). The Registrant requires additional time to file the Report to appropriately review the valuation of its intangible assets and goodwill pursuant to Statement of Financial Accounting Standards (“SFAS”) 142, “Goodwill and Other Intangible Assets,” and SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Registrant is unable to complete and file the Report within the prescribed time period without unreasonable effort or expense. The Registrant expects to file the Report within the prescribed period allowed by Rule 12b-25.
PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Michael F. Golden	(800)	331-0852

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached.

SMITH & WESSON HOLDING CORPORATION
(Name of Registrant as Specified in Charter)
          has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 8, 2008	By:	/s/ Michael F. Golden
Michael F. Golden
President and Chief Executive Officer

Attachment to Form 12b-25
Explanation for Part IV, Item 3.
     The current economic environment, market conditions in the hunting industry, and other factors have caused the Registrant to determine that indicators for non-cash impairment of goodwill and intangible assets existed in the Registrant’s Rochester, New Hampshire reporting unit. As a result, during the quarter ended October 31, 2008, the Registrant conducted an evaluation of these assets pursuant to SFAS 142 and SFAS 144. Because of the complexity of the accounting standards and the difficulty in determining appropriate valuation methods for a reporting unit that is not publicly traded, the Registrant was required to spend significant time and effort and required the advice and expertise of valuation experts. In addition, given the relative size of the expected non-cash impairment, the Registrant sought review of the non-cash impairment charge by its external auditors. The Registrant believes that the non-cash impairment charge will be approximately $75 to $80 million. Although the Registrant cannot be more precise until the valuation experts and external auditors have completed their analyses of the non-cash impairment charge, the Registrant expects to report a significant change in the results of its operations for the three and six month periods ended October 31, 2008, respectively, from the corresponding periods for the previous fiscal year, in which the Registrant reported net income of approximately $2.9 million and $7.6 million, respectively.

5